SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 14, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)
Enclosed:
Material Change Report

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER
Ivanhoe Mines Ltd. (the “Company”)
654 — 999 Canada Place
Vancouver, British Columbia
V6C 3E1
2.	DATE OF MATERIAL CHANGE
December 8, 2010
3.	NEWS RELEASE
The news release was issued on December 8, 2010 and was disseminated through the facilities of recognized newswire services.
4.	SUMMARY OF MATERIAL CHANGE
The Company and Rio Tinto International Holdings Limited (“Rio Tinto”) have entered into a binding Heads of Agreement dated December 8, 2010 (the “HOA”), which contemplates a number of transactions respecting the financing and management of the Oyu Tolgoi copper and gold development project in Mongolia (the “OT Project”), certain amendments to the Private Placement Agreement dated October 18, 2006, as amended (the “PPA”) and other matters.
The HOA contemplates that:
•	Rio Tinto will support, and fully participate in, the rights offering announced by the Company on October 18, 2010 (the “Rights Offering”);
•
Rio Tinto will immediately exercise a sufficient number of its outstanding Series B share purchase warrants to generate proceeds of U.S.$300 million and has agreed to exercise all of its remaining share purchase warrants (the “Outstanding Warrants”) as funds are required for the ongoing development of the OT Project and, in any event, by no later than January 18, 2012;

•
the share purchase limitations applicable to Rio Tinto in Sections 6.1(b) and (c) of the PPA will be replaced by a new hard cap limitation whereby Rio Tinto will not, subject to certain exceptions, acquire any common shares of the Company (“Common Shares”) or securities convertible into or exercisable for Common Shares if such acquisition would result in Rio Tinto owning more than 49.0% of the Company’s outstanding Common Shares assuming the full exercise of the Outstanding Warrants (the “Standstill Cap”);

•
the Company will issue to Rio Tinto a subscription right (the “Subscription Right”) exercisable from time to time to purchase Common Shares from the Company’s treasury at volume-weighted average price of a Common Share on the Toronto Stock Exchange during the five (5) trading days immediately before the applicable date of exercise. Rio Tinto’s entitlement to exercise the Subscription Right is subject to certain limitations, including the Standstill Cap;

•
Rio Tinto and the Company will act diligently and in good faith in efforts to negotiate a comprehensive third-party project financing proposal for the OT Project with the goal of having such financing (“OT Project Financing”) in place before June 30, 2011;

•	Rio Tinto will provide to the Company a non-revolving interim funding facility of U.S.$1.8 billion (the “Interim Funding Facility”) to fund ongoing development of the OT Project;
•
the Company and Rio Tinto will form an operating committee (the “RT/IVN Operating Committee”) through which decisions will be made concerning the exercise of the Company’s indirect voting rights in Oyu Tolgoi LLC (“OT LLC”), the Mongolian company that owns the OT Project, at both the board of directors level and the shareholder level;

•
a Rio Tinto affiliate will receive a contract acceptable to the board of directors of OT LLC to manage the OT Project and an affiliate of the Company will be subcontracted by the Rio Tinto affiliate to manage exploration activities in areas outside the core, life-of-mine area of the OT Project;

•
prior to the expiry or termination of the Standstill Cap and subject to certain exceptions, Rio Tinto will not exercise its voting rights to increase its representation on the Company’s board of directors beyond a number of directors proportionate to its shareholding from time to time. After the expiry or termination of the Standstill Cap, or upon a change of control of the Company in favour of Rio Tinto, (i) one incumbent Company director (selected by the Company’s incumbent senior management and acceptable to Rio Tinto) who is independent, but who was not nominated by Rio Tinto pursuant to its rights under Part 4 of the PPA; and (ii) two incumbent Company directors (selected by Robert Friedland and acceptable to Rio Tinto) conditional upon Robert Friedland continuing to own at least 10% of the Company’s outstanding Common Shares, may remain as directors of the Company (on a board of 14 directors) and Rio Tinto will exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014, and the date the Company ceases to be a reporting issuer;

•
Rio Tinto has also agreed that after the termination or expiry of the Standstill Cap, or upon a change of control of the Company in favour of Rio Tinto, at least 8 of the 14 directors will be independent until January 18, 2014; and

•	the current arbitration proceeding between the Company and Rio Tinto involving the Company’s Shareholder Rights Plan will be suspended for six months.
5.	FULL DESCRIPTION OF MATERIAL CHANGE
On December 8, 2010, the Company and Rio Tinto entered into the HOA, which contemplates a number of transactions respecting the financing and management of the OT Project, certain amendments to the PPA and other matters.
Material Terms and Conditions of the HOA
The following is a summary of the material terms and conditions of the HOA:
Rights Offering
•	Rio Tinto will: (i) publicly support the Rights Offering; and (ii) exercise all rights (“Rights”) issued to it pursuant to the Rights Offering to purchase Common Shares.

•
The Rights Offering will be made on the following basis: (i) the Company will issue Rights sufficient to generate aggregate gross subscription proceeds of between US$1.0 billion and US$1.2 billion; (ii) the price payable by holders of Rights to purchase one Common Share (the “Rights Offering Price”) will be at a discount, as determined by the Company, in the range of 40% to 50% to US$25.76, being the volume weighted average price of a Common Share on the New York Stock Exchange during the twenty (20) trading days immediately before December 8, 2010; and (iii) the Rights Offering will be unconditional.

Common Share Purchases from Robert Friedland and Citibank N.A.
•
Concurrent with the HOA, Rio Tinto has entered into separate agreements to purchase, prior to the record date of the Rights Offering, 10,000,000 outstanding Common Shares from Robert Friedland (the “RMF Purchased Shares”) and, upon the completion of the Rights Offering, a further 10,000,000 Common Shares (grossed up to take into account the Rights Offering) from Citibank N.A. (the “Citi Purchased Shares”).

•
The purchase price to be paid by Rio Tinto for the RMF Purchased Shares will be U.S.$25.34, which is the simple average of the closing price of Common Shares on the New York Stock Exchange on the twenty (20) trading days preceding the date of the HOA. The purchase price to be paid by Rio Tinto for the first 10,000,000 of the Citi Purchased Shares will also be U.S.25.34. The purchase price for the balance of the Citi Purchased Shares will be the Rights Offering Price.

Outstanding Warrants
•
Rio Tinto will exercise a sufficient number of its Outstanding Warrants to subscribe for and purchase at least 33,783,784 Common Shares at an exercise price of U.S.$8.88 per Common Share for cash proceeds to the Company of approximately U.S.$300 million.

•	Rio Tinto will, subject to earlier exercise as described below under the heading Funding Requests, exercise all of its remaining Outstanding Warrants by no later than January 18, 2012.
•
The terms of the Outstanding Warrants will be amended to change the existing mechanism for adjusting the number of Common Shares acquirable upon the exercise of the Outstanding Warrants in the event of a “common share reorganization”, a “rights offering” or a “special distribution” that results in an adjustment in the exercise price of such Outstanding Warrants to eliminate any possibility of dilution as a result of the Rights Offering.

Subscription Right
•	Rio Tinto will receive the Subscription Right, which will entitle Rio Tinto to subscribe from time to time for Common Shares.
•
Rio Tinto may not exercise the Subscription Right to subscribe for Common Shares if, immediately following such subscription, Rio Tinto and all persons with whom Rio Tinto is acting jointly or in concert, would own or control more than a number of Common Shares that would equal (A) 49.0% of the then issued and outstanding Common Shares, less (B) the amount, if any, by which 3,700,000 exceeds the number of Common Shares acquired by Rio Tinto and all persons with whom Rio Tinto is acting jointly or in concert from any person (excluding the RMF Purchased Shares, the Citi Purchased Shares and any Common Shares acquired from the Company).

•
The subscription price per Common Share under the Subscription Right will be the volume-weighted average price of a Common Share on the Toronto Stock Exchange during the five (5) trading days immediately before the applicable date of exercise.

•
The Subscription Right will terminate on January 18, 2012, subject to earlier termination if Rio Tinto receives the right to exercise, and exercises, its equity right of first offer (“ROFO”) under the PPA and, as a result, Rio Tinto’s standstill obligations under Section 6.1 of the PPA terminate.

Use of Proceeds
•
The Company will use all of the proceeds from the Rights Offering and from the sale of any Common Shares to Rio Tinto pursuant to the exercise of the Outstanding Warrants, the Subscription Right or otherwise, other than $180 million, for expenditures in respect of the OT Project.

•
The Company may not use the proceeds from the sale of any of its assets that are unrelated to the OT Project (“Non-OT Assets”) to acquire any new assets or to fund any existing projects other than the development of the OT Project and the Altynalmas gold project in Kazakhstan.

•	The Company may use the proceeds from the sale of Non-OT Assets for general corporate purposes, including the payment of taxes and corporate expenses.
Standstill
•
The share purchase limitations in Sections 6.1(b) and (c) of the PPA will be replaced by the Standstill Cap, whereby Rio Tinto will not acquire any Common Shares or securities convertible into or exercisable for Common Shares if such acquisition would result in Rio Tinto owning more than 49.0% of the Company’s outstanding Common Shares, assuming the full exercise of the Outstanding Warrants.

•
The only exceptions to the Standstill Cap are acquisitions pursuant to Rio Tinto’s existing ROFO under the PPA, its existing right of first refusal on Robert Friedland’s Common Shares and as set out in Section 6.3 of the PPA.

•
The Standstill Cap will remain in effect until January 18, 2012, subject to earlier termination (i) in certain specified circumstances if Rio Tinto exercises its ROFO under the PPA, (ii) if the Company commits a significant breach of the RT/IVN Governance Agreement (as defined below), or (iii) if the Company appoints to its board of directors any individual who is not a Rio Tinto nominee under Part 4 of the PPA or a current director of the Company.

Project Finance
•
The Company and Rio Tinto will act together diligently and in good faith to negotiate an OT Project Financing acceptable to both the Company and Rio Tinto, each acting reasonably, of, unless the parties otherwise agree, U.S.$3.6 billion, with the goal of having the OT Project Financing in place before June 30, 2011.

Interim Funding
•
Rio Tinto will provide to the Company the Interim Funding Facility of U.S.$1.8 billion to fund ongoing development of the OT Project which will be drawn down to fund ongoing OT Project expenditures if and to the extent that funds from an OT Project Financing or from other sources are not available in a timely manner.

•
The Interim Funding Facility will be repaid from the proceeds of the OT Project Financing. In any event, the Interim Funding Facility will mature, and all principal, interest and other amounts thereunder will be finally due and payable, on December 31, 2013.

•
The Interim Funding Facility bears interest at a rate equal to the daily weighted average of: (i) the interest rate charged from time to time on the on-lending of advances made under the Interim Funding Facility to OT LLC by its shareholders or otherwise; (ii) the rate at which dividends are paid from time to time by OT LLC on preferred shares in the capital of OT LLC which are purchased with funds advanced under the Interim Funding Facility; and (iii) the rate(s) at which dividends, interest or other periodic payments are made from time to time to any provider of funds to OT LLC which derive from advances made under the Interim Funding Facility.

•	Rio Tinto’s obligation to advance funding under the Interim Funding Facility is conditional upon, among other things:
•	receipt by Rio Tinto of a funding request evidencing the necessity for a drawdown of funds for ongoing OT Project expenditures;
•
receipt by Rio Tinto of certain documents and financial statements of the Company and certain of its subsidiaries and evidence that all necessary corporate authorizations have been obtained by the Company and such subsidiaries;

•	the Company having executed all necessary loan and security documentation;
•	registrations under applicable personal property security legislation having been made;
•	all material consents, waivers, permits, orders and approvals having been obtained;
•	no events or circumstances having a material adverse effect on the Company having occurred;
•	no event of default or event which, with the giving of notice or the lapse of time or both, would constitute an event of default having occurred; and
•	the OT Project Financing not having become available for drawdown.
•
The Company has given a series of positive and negative covenants to Rio Tinto in respect of the Interim Funding Facility regarding its own conduct and that of certain of its subsidiaries including, but not limited to (and subject to certain exceptions), the following:

•	no encumbrance of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom;
•	no direct or indirect transfer of the revenues or cash flows derived from the OT Project to any third party;

•	no off-take contracts or marketing contracts with respect to the OT Project unless approved by Rio Tinto;
•	no direct or indirect transfer of the whole or any part of the OT Project’s assets or properties to any third party;
•	pay or cause to be paid when due all amounts in respect of principal, interest and any other amounts owing under the Interim Funding Facility;
•
no encumbrances on present or future assets to secure any indebtedness of the Company or of any other person, other than indebtedness created under the Interim Funding Facility or specifically permitted debt (including any OT Project Financing);

•	no indebtedness other than the Interim Funding Facility or specifically permitted debt (including any OT Project Financing);
•	comply with applicable law;
•	observe and perform all material obligations, covenants, terms and conditions under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other instrument;
•	maintain insurance; and
•
not amend constitutional documents, enter into a merger, amalgamation or arrangement or effect an acquisition with a value in excess of US$5,000,000, or enter into any transaction whereby all or substantially all of the assets, property, effects or undertaking of Company or any material subsidiary would become the property of any other person.

•	The following is a summary of certain material events of default under the Interim Funding Facility:
•	the Company fails to pay when due any amount payable by it under the Interim Funding Facility;
•
the Company or any of its subsidiaries breaches or fails to perform or observe, in any material respect, any obligation, covenant or provision contained in any agreement between the Company or any of its subsidiaries and any member of the Rio Tinto Group;

•	a change of control of the Company occurs, other than a change of control in favour of Rio Tinto;
•	any representation or warranty made or given by the Company or any of its subsidiaries under certain documents to which one or more of them is a party is materially inaccurate or misleading;
•	third party indebtedness exceeding certain thresholds is not paid when due or is accelerated or otherwise becomes due and payable;
•	a specified insolvency event occurs in respect of the Company or any of its material subsidiaries

•
any material agreement to which the Company or any of its subsidiaries and any member of the Rio Tinto Group are parties is or becomes void or unenforceable against the Company or any of such subsidiaries or is terminated or repudiated;

•	expropriation, nationalization or seizure of any material assets in respect of the OT Project
•
occurrence of any declared or undeclared war, civil war, riot, insurrection, sabotage or similar event which makes performance of contractual obligations under material agreements impracticable or unreasonably hazardous or causes destruction or physical damage to the OT Project facilities that renders their continued construction or operation impracticable;

•
any litigation, arbitration or administrative proceeding against the Company or a material subsidiary reasonably likely to have an adverse outcome and such outcome would be reasonably expected to have a material adverse effect on the Company;

•
de-listing or suspension of trading of the Common Shares from the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market or the Company ceasing to be a “reporting issuer” in a province of Canada; or

•	in the opinion of Rio Tinto, acting reasonably, an event occurs that has, or is likely to have, a material adverse effect on the Company.
•
The terms and conditions governing the Interim Funding Facility are reflected in Schedule D to the HOA, which will be superseded and replaced by a credit agreement based on the terms and conditions set out in Schedule D to the HOA.

Funding Requests
•
If and when the Company requires further funds for the development of the OT Project, it will notify Rio Tinto. After receiving each such notice, Rio Tinto will exercise a sufficient number of the remaining Outstanding Warrants, if any, to generate proceeds sufficient to fund expenditures as set out in each such notice.

•
If and when the Company requires further funds for the development of the OT Project and there are no remaining Outstanding Warrants, the Company will request a drawdown under the Interim Funding Facility.

Governance Arrangements
•
Those Company subsidiaries (collectively, the “OT Holdcos”) that own the Company’s 66% interest in OT LLC will (i) appoint all of the directors of OT LLC reserved for the OT Holdcos under the Shareholders’ Agreement dated 6 October 2009 among the OT Holdcos, OT LLC and Erdenes MGL LLC (the “OT Shareholders’ Agreement”) based on the instructions of Rio Tinto, as to three directors, and the Company, as to the remaining three directors, and (ii) exercise all of the OT Holdcos’ rights under the OT Shareholders’ Agreement in accordance with instructions given by the RT/IVN Operating Committee (as defined below).

•
The Company and Rio Tinto will instruct their respective nominee directors of OT LLC to participate and to vote at OT LLC board meetings as a bloc in accordance with the instructions received from a newly formed and contractually created governance body (the “RT/IVN Operating Committee”).

•
Four directors of OT LLC appointed by OT Holdco (two from each of Rio Tinto and the Company) will be the members of the RT/IVN Operating Committee. Rio Tinto will be entitled to appoint one of its directors as the chairman of the RT/IVN Operating Committee.

•
All decisions of the RT/IVN Operating Committee, other than decisions in respect of certain defined fundamental matters (“Special Matters”) will require a majority vote of the members with a casting vote of the chairman in the case of a tie. Decisions in respect of Special Matters will require a unanimous vote of the members of the RT/IVN Operating Committee.

•	Special Matters include:
•	amendments to the OT Shareholders’ Agreement or the Investment Agreement among the Company, Rio Tinto, OT LLC and the Government of Mongolia (the “OT Investment Agreement”);
•	certain related party transactions entered into by OT LLC that are not on arm’s length commercial terms;
•	alteration to the number of directors that each of the Company and/or Rio Tinto can appoint to the OT LLC board;
•	changes to the dividend distribution policy of OT LLC;
•	increased capital expenditures resulting from certain scope changes in respect of the OT Project unless Rio Tinto provides funding in respect of such increased expenditure;
•	a merger or reorganization of OT LLC;
•	the sale or transfer by OT LLC of all or any part of its assets other than a sale or transfer in the ordinary course of business of the OT Project;
•	the issuance of debt in excess of a specified amount subject to certain agreed exceptions;
•	the pledge or encumbrance of a substantial amount of OT LLC’s assets subject to certain agreed exceptions;
•	any issuance of securities or other action that would cause the OT Holdcos’ aggregate percentage holding of common shares in OT LLC to decrease;
•	an amendment to the constitution of OT LLC;
•	the admission of additional shareholders of OT LLC; and
•	any change to the board voting structure of OT LLC.

•
Rio Tinto may from time to time prepare a feasibility study for an expansion or modification of the currently envisaged OT Project development plan and the approval of the expansion or modification as proposed in the feasibility study will not constitute a Special Matter provided that no feasibility study may be presented which:

•	requires material incremental capital expenditure (U.S.$200 million or more) to be spent before January 1, 2013;
•	envisages the construction of a 50 megawatt or greater power plant commencing before January 1, 2015; or
•	envisages the construction of a smelter,
unless such capital expenditure is funded by Rio Tinto on the same terms, with certain exceptions, as agreed in respect of funding for scope changes that qualify as Special Matters.
•
The terms and conditions governing the RT/IVN Operating Committee are reflected in Schedule E to the HOA, which will be superseded and replaced by a governance agreement based on the terms and conditions set out in Schedule E to the HOA (the “RT/IVN Governance Agreement”).

•
If Ivanhoe breaches any key terms of the RT/IVN Governance Agreement, Rio Tinto will be released from the Standstill Cap and will be entitled to one-half of the Company’s 50% entitlement to the Management Services Payment (as defined in the OT Shareholders’ Agreement). If Rio Tinto breaches any key terms of the RT/IVN Governance Agreement, the CAAA Covenants (as defined below), the covenants under the Interim Funding Facility, Rio Tinto’s ROFO under the PPA and the No-Sale Covenant (as defined below) will terminate.

OT Project Management and Exploration
•
A Rio Tinto affiliate (the “Rio Tinto Manager”) will be appointed to manage the OT Project pursuant to an agreement (the “OT Management Agreement”) acceptable to the board of directors of OT LLC. The terms and conditions of the OT Management Agreement to be presented to the board of directors of OT LLC are reflected in Schedule F to the HOA.

•	The Rio Tinto Manager will perform its obligations and exercise its powers:
•	in a manner that is fair and reasonable and in the best interests of OT LLC;
•
in a good, workmanlike and efficient manner, with the degree of care, consistent with and applying suitable engineering, mining and processing methods and practices, in each case in accordance with the practice adopted by the Rio Tinto Group for large scale mining projects (which practice must accord at least with good industry practice); and

•
in compliance with the terms and provisions of applicable laws and all other licences, permits, contracts, and other agreements pertaining to the OT Project, including the OT Investment Agreement and the OT Shareholders Agreement.

•
The Rio Tinto Manager will not have any liability to OT LLC in relation to or arising out of the performance of the Rio Tinto Manager’s obligations under the OT Management Agreement, except in cases of Gross Fault of the Rio Tinto Manager. “Gross Fault” means (a) fraud or wilful and intentional misconduct by the Rio Tinto Manager or (b) any act or omission by the Rio Tinto Manager which amounts to a wanton or reckless disregard for or violation of the rights or safety of others, but shall be deemed not to include any act or omission done or omitted to be done, if resulting (x) from the express direction of the OT LLC Board, (y) with the knowledge and concurrence of directors of the OT LLC Board who are not nominees of the Rio Tinto Group, or (z) from an action taken in good faith by the Rio Tinto Manager to protect life, health or property.

•
If the Rio Tinto Manager commits Gross Fault twice in any 12 month period that, if capable of remedy, has not been remedied within 60 days after being required in writing to do so, or if incapable of remedy, fails to pay agreed compensation, or in the absence of agreement, compensation determined pursuant to arbitration, the chairman of the RT/IVN Operating Committee will call a meeting to discuss what, if any, action should be taken in relation to the changing of the Rio Tinto Manager including the removal of the Rio Tinto Manager responsible for the relevant breach and the selection of a new Rio Tinto Manager. In the event that the RT/IVN Operating Committee determines for the removal and replacement of the Rio Tinto Manager, they may also instruct Rio Tinto that any relevant personnel employed by the Rio Tinto Manager who was responsible for the relevant breach will not be employed by the new Rio Tinto Manager.

•	OT LLC may terminate the OT Management Agreement if:
•
an order is made or a resolution is passed for the winding-up of the Rio Tinto Manager or if the Rio Tinto Manager is unable to pay its debts, or stops or suspends or threatens to stop or suspend payment of its debts, as they fall due, which in any of such cases causes the Rio Tinto Manager to be unable to perform its obligations hereunder;

•	the Rio Tinto Group disposes of a sufficient number of Common Shares such that it ceases to hold a combined direct and/or indirect beneficial ownership interest in OT LLC of more than 10%; or
•	the Manager ceases to be a wholly owned member of the Rio Tinto Group and the situation is not remedied within 60 days after being required in writing to do so.
•
Subject to approval by the OT LLC board of directors of the OT Management Agreement, exploration within the areas covered by the OT Project licenses, but outside of the “Core Area” of the OT Project, will be managed by a designated subsidiary of the Company (on a non-exclusive basis) by way of sub-contract from the Rio Tinto Manager pursuant to an agreement (the “OT Exploration Agreement”). The Company will be responsible for preparing exploration programs and budgets but Rio Tinto will have the right to approve any exploration expenditures in excess of $30 million per year. The terms and conditions of the OT Exploration Agreement are reflected in Schedule G to the HOA.

Company Board of Directors
•
Rio Tinto will not exercise its voting rights for the election of directors of the Company (i) such that Rio Tinto’s representation on the Company’s board of directors exceeds its entitlements currently provided for in the PPA or (ii) to elect any individual (other than those individuals who are currently directors of the Company) until the termination or expiry of the Standstill Cap or earlier if the Company commits a significant breach of the RT/IVN Governance Agreement.

•
Rio Tinto will not be obliged to vote in favour of any individual who is not currently a director of the Company and if the Company nominates any such individual for election by the Company’s shareholders, Rio Tinto will have the right to nominate and vote for another individual of its choosing to run against the individual nominated by the Company in such election.

•
If and when an Ivanhoe Change of Control (as defined in the PPA) occurs in favour of Rio Tinto or upon termination of the Standstill Cap (whichever is earlier): (i) one incumbent Company director (selected by the Company’s incumbent senior management and acceptable to Rio Tinto) who is independent but who was not nominated by Rio Tinto pursuant to its rights under Part 4 of the PPA; and (ii) two incumbent Company directors (selected by Robert Friedland and acceptable to Rio Tinto), conditional upon Robert Friedland continuing to own at least 10% of the Company’s outstanding Ivanhoe Shares, may remain as directors of the Company (on a board of 14 directors) and Rio Tinto will exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014 and the date the Company ceases to be a reporting issuer.

•
If and when an Ivanhoe Change of Control occurs in favour of Rio Tinto or upon termination of the Standstill Cap (whichever is earlier), at least 8 of the 14 directors will be independent until January 18, 2014.

Reservation of Legal Rights and Arbitration
•
The current arbitration proceeding respecting the Company’s Shareholder Rights Plan will continue but there will be a six month suspension period on arbitration (“tolling period”). The tolling period will end immediately in the event a formal take-over bid for the Company is announced or commenced or either party takes any action that the other party reasonably believes prejudices its rights.

•
Rio Tinto agrees not to challenge, as a breach of Rio Tinto’s rights under the PPA or under the Shareholders’ Agreement between Rio Tinto and Robert Friedland (the “RMF Shareholders’ Agreement”), respectively, the Rights Offering or Robert Friedland’s financing arrangements (consisting of a loan agreement with Citibank N.A. and a cash-settled derivative with Citibank N.A. which provides a collar with reference to approximately 12 million Common Shares subject to adjustments) to facilitate his participation in the Rights Offering.

•
Rio Tinto and the Company acknowledge that the terms of the HOA, including Rio Tinto’s agreement to participate in the Rights Offering, will not be construed as determinative of any party’s rights or obligations under the PPA or the RMF Shareholders’ Agreement in respect of any other transaction or matter including, without limitation, in respect of the Shareholder Rights Plan and future rights offerings nor as an admission by either party that a particular transaction is permitted or not permitted under the PPA or the RMF Shareholders’ Agreement, as applicable.

Other OT Project Matters
•
The Company agrees not to directly or indirectly sell, transfer or otherwise dispose of or encumber any interest in the OT Project without Rio Tinto’s consent before January 18, 2014 (the “No-Sale Covenant”).

•	The Company and Rio Tinto will form a working group to study and consider proposals for power, infrastructure and smelting for the OT Project.
•
Subject to Rio Tinto’s consent, not to be unreasonably withheld, the Company will have the right to sell its existing net smelter returns entitlement to a third party acquiror without regard to Rio Tinto’s right of first refusal under the PPA provided that the Company receives gross proceeds of at least U.S.$600 million of which at least two-thirds of such proceeds are cash.

Ancillary Agreements
•
The Company will enter into an acknowledgement agreement with Rio Tinto Alcan pursuant to which the Company and Rio Tinto Alcan will acknowledge and agree that each of the covenants of the Company (the “CAAA Covenants”) in the Contract Assignment Arrangement Agreement dated August 13, 2008 between Rio Tinto Alcan, OT LLC and the Company will expire on January 18, 2012.

•	Rio Tinto will enter into an amending agreement with Mr. Friedland pursuant to which Rio Tinto and Robert Friedland will agree that the Shareholders’ Agreement will be extended to January 18, 2012.
•
Rio Tinto and the Company will enter into a name rights agreement with Ivanhoe Capital Corp. (“ICC”), which will give ICC the right to require the Company to convene a meeting of its shareholders seeking a resolution to change its name to a name other than “Ivanhoe” if and when there is an Ivanhoe Change of Control in favour of Rio Tinto or the Company’s board of directors consists of a majority of directors selected by Rio Tinto through the exercise of its voting power or otherwise. In such circumstances ICC can also require the Company to withdraw from the current cost-sharing arrangements that exist among the Company, ICC and other companies in respect of the Vancouver office facilities and shared employees.

The foregoing is a summary only and is qualified in its entirety with reference to the HOA, a copy of which is available under the Company’s profile on SEDAR, at www.sedar.com.
Purpose and Business Reasons
In October 2006, pursuant to the terms of the PPA, the Company and Rio Tinto formed a technical committee (the “RT/IVN Technical Committee”) through which the parties agreed to collectively oversee and supervise the development, operation and management of the OT Project. The RT/IVN Technical Committee is comprised of members appointed by each of Rio Tinto and the Company. In October 2009, Rio Tinto assumed effective control of the RT/IVN Technical Committee through its right under the terms of the PPA to appoint the Chair of the RT/IVN Technical Committee. Accordingly, Rio Tinto’s members have the right to cast the deciding vote on RT/IVN Technical Committee decisions concerning the development of the OT Project.
Although the RT/IVN Technical Committee oversees and supervises the development, operation and management of the OT Project, the board of directors of OT LLC must also approve certain development, operational and management matters relating to the project. The board of directors of OT LLC, whose members include appointees from each of the Company, Rio Tinto and the Government of Mongolia, as the holder of a 34% ownership interest in the OT Project, has not always agreed with the views of the RT/IVN Technical Committee. Typically, these differences of view have involved, on the one hand, Rio Tinto’s desire to accelerate and increase OT Project development expenditures and, on the other hand, concerns on the part of the OT LLC board of directors respecting the availability of adequate funding for these expenditures. Left unresolved, these differences could potentially have resulted in the disruption, delay or suspension of development and operational activity, which in turn could potentially have resulted in significantly increased costs to the Company and adverse effects on its share price.

The transactions contemplated by the HOA are intended to address these issues in a number of ways. The creation of the RT/IVN Operating Committee pursuant to the terms of the HOA effectively eliminates the possibility of conflicts between the RT/IVN Technical Committee and the OT LLC board of directors in relation to day-to-day decisions respecting the development, operation and management of the OT Project thereby facilitating timely and efficient implementation of the overall OT Project development plan. Unlike the RT/IVN Technical Committee, where decisions are always carried by a majority vote, certain key matters that fall within the jurisdiction of the RT/IVN Operating Committee must be decided unanimously, which effectively gives the Company a veto with respect to those matters.
The financing commitments made by Rio Tinto pursuant to the terms of the HOA, to fully participate in the Rights Offering, to exercise all of the Outstanding Warrants from time to time as funds are required for OT Project development expenditures and to make available the Interim Funding Facility, have addressed the significant uncertainty that previously existed with respect how the OT Project would be financed and provides the Company with assured access to a more secure source of funding than it previously enjoyed, thus ensuring that timely development of the OT Project remains ongoing.
Anticipated Effect of the Transaction
Since 2009, Rio Tinto has effectively controlled decision-making on the RT/IVN Technical Committee and has had the right to select the Managing Director and the Chief Financial Officer of OT LLC. Rio Tinto’s assumption of management control of the OT Project through the RT/IVN Governance Agreement and the OT Management Agreement formalizes Rio Tinto’s de facto role, since 2009, as the operator of the OT Project. The Company retains its right to participate in, and maintain representation on, the RT/IVN Technical Committee, the RT/IVN Operating Committee and the board of directors of OT LLC. Except in respect of certain defined fundamental decisions at the RT/IVN Operating Committee level, in respect of which the Company can exercise a veto, Rio Tinto can now exercise the same degree of decision-making power on the RT/IVN Operating Committee and the board of directors of OT LLC as it has since 2009 on the RT/IVN Technical Committee.
The financing transactions contemplated by the HOA, upon full implementation and utilization, are expected to generate total cash of approximately U.S.$3.8 billion. This includes proceeds of the Rights Offering, the exercise by Rio Tinto of the Outstanding Warrants and the Interim Funding Facility but does not include the exercise by Rio Tinto of the Subscription Right (which is within Rio Tinto’s discretion and, therefore, may not generate any proceeds). If the Company and Rio Tinto are successful in their cooperative efforts to obtain the OT Project Financing (which is anticipated to be a long-term, limited-recourse, project financing package of up to U.S.$3.6 billion), the Company will have another U.S.$1.8 billion available for OT Project development expenditures, after repayment from the proceeds of the OT Project Financing of the Interim Funding Facility.
If and when the OT Project Financing is obtained, the total financial resources available to the Company to finance the OT Project, including foreseen expansions and associated investments, would be up to U.S.$5.9 billion (or up to U.S.$6.5 billion assuming an additional U.S.$600 million of proceeds from future exercises of the Subscription Right) — not including sunk costs, which are expected to total an estimated U.S.$1.4 billion at the end of 2010, and future cash-flow generation from early production.

Interested Parties
Rio Tinto
Rio Tinto’s interest in the transactions contemplated by the HOA is described in this Material Change Report under the heading “Material Terms and Conditions of the HOA”. Rio Tinto currently owns approximately 34.8% of the Company’s outstanding Common Shares. Following Rio Tinto’s purchase of the RMF Purchased Shares and the Citi Purchased Shares, Rio Tinto will hold approximately 42.3% of the Company’s outstanding Common Shares. Through the exercise of all of the Outstanding Warrants and the Subscription Right, Rio Tinto could acquire a sufficient number of Common Shares from the Company’s treasury to hold approximately 48.4% of the Common Shares that would then be outstanding. For as long as the Standstill Cap remains in effect, Rio Tinto cannot, subject to certain limited exceptions acquire more than 49% of the Company’s outstanding Common Shares.
Robert Friedland
Robert Friedland’s interest in the transactions contemplated by the HOA is described in this Material Change Report under the heading “Material Terms and Conditions of the HOA — Common Share Purchases from Robert Friedland and Citibank N.A.”. Robert Friedland currently owns approximately 18.3% of the Company’s outstanding Common Shares (18.5% assuming full exercise by Mr. Friedland of his unexercised incentive stock options). Following Rio Tinto’s purchase of the RMF Purchased Shares, Robert Friedland will own 16.3% of the Company’s outstanding Common Shares (16.5% assuming full exercise by Mr. Friedland of his unexercised incentive stock options).
Board of Directors Approval of the HOA
The Company’s board of directors met on November 22, 2010 and again on December 7, 2010 to review and consider the proposed terms of the HOA. Robert Friedland declared his interest in the transactions contemplated by the HOA by reason of his intended sale to Rio Tinto of the RMF Purchased Shares and advised the Board that he would abstain from any vote with respect to matters relating to the approval of the HOA.
The board of directors noted that, under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the transactions contemplated by the HOA are “related party transactions” insofar as Rio Tinto is, by reason of its shareholding, a related party of the Company. Under MI 61-101, related party transactions are, with certain limited exceptions, subject to formal valuation and minority approval requirements unless exemptions from those requirements are available.
The board of directors concluded that the Interim Funding Facility is not subject to the formal valuation requirement and is exempt from the minority approval requirement of MI 61-101 on the basis that the terms and conditions of the Interim Funding Facility are reasonable commercial terms that are not less advantageous to the Company than if the Interim Funding Facility were obtained from a person dealing at arm’s length with the Company.

The board of directors also concluded that all of the transactions contemplated by the HOA, other than the Interim Funding Facility and the Rights Offering (which is not a transaction to which the formal valuation and minority approval requirements of MI 61-101 apply) (the “Other HOA Transactions”) are exempt from the formal valuation and minority approval requirements of MI 61-101 based on a good faith determination by the board of directors that the aggregate fair market value of all such Other HOA Transactions (including the RT/IVN Governance Agreement and the OT Management Agreement, the fair market values of which are not readily determinable) does not exceed U.S.$3.75 billion, being 25% of the Company’s U.S.$15 billion market capitalization.
The board of directors further deliberated upon the advantages and disadvantages to the Company of the transactions contemplated by the HOA and concluded that entering into the HOA was in the best interests of the Company. Accordingly, the board of directors voted unanimously to approve the HOA.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable
7.	OMITTED INFORMATION
No information has been intentionally omitted from this form.
8.	EXECUTIVE OFFICER
The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:
Beverly Bartlett
654 — 999 Canada Place
Vancouver, British Columbia
V6C 3E1
Telephone: (604) 688-5755
9.	DATE OF REPORT
DATED at Vancouver, British Columbia this 13th day of December, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 14, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary